Goodwin Procter LLP Three Embarcadero Center San Francisco, CA 94111	T: 415.733.6000 F: 415.677.9041 goodwinprocter.com

May 22, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PTK Acquisition Corp.
Amendment No. 3 to Draft Registration Statement on Form S-1
Filed May 5, 2020
CIK 0001797099

Ladies and Gentlemen:

This letter is being submitted on behalf of PTK Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1 filed on May 5, 2020, as set forth in your letter dated May 20, 2020 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in Amendment No. 3, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter.

Amendment to Draft Registration Statement filed on May 5, 2020

General

1.

We reissue comment 1. The agreement states “[w]e are pleased to hereby accept the offer you have made to purchase up to an aggregate of 1,000,000 Shares, consisting of the IPO Shares and a number of shares equal to the difference between 1,000,000 and the number of IPO Shares actually purchased in the IPO….” In light of the broad definition of offer which includes, among other things, “every attempt or offer to dispose of” and “solicitation of an offer to buy” a security, please explain, in detail, the facts and circumstances leading to the expression of Primerose’s intention to purchase shares in the IPO. Alternatively, please tell us the exemption upon which you are relying for the offer of the securities and why you do not consider this agreement to be a sale undersection 2(a)(3) of the Securities Act of 1933.

Division of Corporation Finance

May 22, 2020

RESPONSE: We respectfully advise the Staff that the Company’s communications with Primerose Development Group Ltd. (“Primerose”) relating to the Company’s initial public offering of its securities, which lead to Primerose’s expression of an intention to purchase shares in the Company’s initial public offering of its securities, are permitted communications under Rule 163B. Pursuant to Rule 163B(b)(1) and Rule 163B(c)(2), the Company may engage in oral or written communications with potential investors who meet the criteria of Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8) of the Securities Act of 1933, as amended. We respectfully advise the Staff that the Company has a reasonable basis to believe that Primerose is an institution that meets the criteria of Rule 501(a)(3).

We respectfully advise the Staff that the Company does not consider the agreement with Primerose (“Primerose Agreement”) to be an offer or sale under Section 2(a)(3) of the Securities Act of 1933 because the “offer” accepted by the Company under the Primerose Agreement is a contractual commitment relating to Primerose’s agreement to hold 1,000,000 shares of the Company’s common stock at the time of the Company’s business combination. The Primerose Agreement does not contemplate the purchase or sale of shares in the Company’s initial public offering. Primerose has made an indication of interest but there is no commitment or acceptance of an offer to purchase in the IPO. The references in the Primerose Agreement to the “number of IPO Shares actually purchased in the IPO” are included in the Primerose Agreement solely as a component in the formula necessary for calculating the number of shares to be held by Primerose at the time of the Company’s business combination.

For example, if Primerose does not actually purchase any shares in the Company’s initial public offering or otherwise purchase Company shares in open market transactions following the Company’s initial public offering and before the Company’s initial business combination, Primerose has agreed to purchase 1,000,000 Company shares at the time of the Company’s initial business combination, subject to and in accordance with the terms of the Primerose Agreement. If Primerose purchases 250,000 Company shares in the Company’s initial public offering and otherwise purchases 200,000 Company shares in open market transactions following the Company’s initial public offering and before the Company’s initial business combination, Primerose has agreed to purchase 550,000 Company shares at the time of the Company’s initial business combination, subject to and in accordance with the terms of the Primerose Agreement.

* * *

Division of Corporation Finance

May 22, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Babette Cooper

Wilson Lee

Ronald (Ron) Alper

Pam Howell

Securities and Exchange Commission

Peter Kuo

PTK Acquisition Corp.